EXHIBIT 99.2


                             [CHALCO LOGO OMITTED]
                     Aluminum Corporation of China Limited
                           [LANGUAGE SYMBOLS OMITTED]
               (A joint stock limited company incorporated in the
               People's Republic of China with limited liability)

                      ANNOUNCEMENT OF 2002 ANNUAL RESULTS

--------------------------------------------------------------------------------
HIGHLIGHTS

o Consolidated turnover and other revenues amounted to RMB17,316 million, an increase of 4.3% over year 2001.

o Consolidated profit for the year was RMB1,402 million, consolidated earnings per share was RMB0.13.

o The board of directors of the Company proposed to declare a final dividend of RMB0.045 per share for year 2002, the proposal will be submitted to the Annual General Meeting for approval.

o Benefited from the government's preferential income tax policy for developing the western region of China, the income tax rates for the Guizhou Plant, Qinghai Plant and Pingguo Plant decreased from 33% to 15%.

o The Company gives priority to the development of alumina, develops primary aluminum on a selective basis and implements a low-cost capacity expansion strategy.
--------------------------------------------------------------------------------

The Board of Directors of Aluminum Corporation of China Limited (the "Company") is pleased to announce the audited annual results of operations of the Company and its subsidiaries (together the "Group") for the year ended December 31, 2002.

CORPORATE PROFILE

The Group is the sole producer of alumina and the largest producer of primary aluminum in the People's Republic of China (the "PRC"). The Group's key facilities include four intergrated alumina and primary aluminum production plants, two alumina refineries, one primary aluminum smelter and one research institute, which are engaged in the production, sales and research of alumina and primary aluminum. The scope of business of the Group includes bauxite mining, and alumina refining and primary aluminum smelting. Its principal products include alumina, primary alumium, gallium and carbon. Basic conditions of the Company are listed as follows:

Registered name              : [LANGUAGE SYMBOLS OMITTED]

Name in English              : Aluminum Corporation of China Limited

Registered address           : No. 12B Fuxing Road
                               Haidian District, Beijing
                               People's Republic of China 100814

Place of business            : No. 12B Fuxing Road
                               Haidian District, Beijing
                               People's Republic of China 100814

Principal place of business
   in Hong Kong              : Unit 3103, Office Tower
                               Convention Plaza
                               1 Harbour Road
                               Wanchai, Hong Kong

Authorised representative    : Guo Shengkun

Company Secretary            : Ding Haiyan

Department for corporate
   information and inquiry   : Secretarial Office of the Board
                               Tel : 86-10-6396 7331
                                     86-10-6397 1690

Places of listing            : The Stock Exchange of Hong Kong Limited ("HKSE")
                               New York Stock Exchange, Inc ("NYSE")

Name of share                : Chalco

Stock code                   : 2600 (HKSE)
                               ACH (NYSE)

RESULTS

The consolidated turnover and other revenues of the Group for the year ended December 31, 2002 amounted to RMB17,316 million, representing an increase of 4.3% over the same period in the previous year. The consolidated profit for the year was RMB1,402 million, representing a drop of 11.7% from the same period of the previous year. Consolidated earnings per share amounted to RMB0.13.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                                          (Note 1)
                                                                                      Consolidated
                                                                                       period from            (Note 1)
                                                                                     September 10,           Pro forma
                                                              Consolidated              2001 (date            combined
                                                                year ended       of incorporation)          year ended
                                                              December 31,         to December 31,        December 31,
                                                                      2002                    2001                2001
                                              Note                 RMB'000                 RMB'000             RMB'000
Turnover                                        3               16,792,766              5,112,820           15,987,913
Cost of goods sold                                              13,358,361              3,953,403           11,646,250
                                                              ------------       ----------------         ------------
Gross profit                                                     3,434,405              1,159,417            4,341,663
Other revenues                                                     522,875                211,105              621,570
Expenses related to other revenues                                 459,777                193,938              587,722
                                                              ------------       ----------------         ------------
Other revenues, net                                                 63,098                 17,167               33,848
                                                              ------------       ----------------         ------------
Net profit for the period
   from July 1, 2001 to
   September 9, 2001                            1(b)                    --                219,563                   --
Selling and distribution expenses                                  501,829                131,586              335,227
General and administrative expenses                                724,956                367,282            1,074,411
Research and development expenses                                  131,941                 62,355              144,048
Other expenses (income), net                                        16,089               (119,930)            (136,320)
                                                              ------------       ----------------         ------------
Operating profit                                4                2,122,688                954,854            2,958,145
Finance costs                                                      490,614                170,684              549,410
                                                              ------------       ----------------         ------------
Operating profit after finance costs                             1,632,074                784,170            2,408,735
Share of loss of a jointly controlled entity                           254                  1,183                  125
                                                              ------------       ----------------         ------------
Profit before income taxes                                       1,631,820                782,987            2,408,610
Income taxes                                    5                  183,393                182,400              756,820
                                                              ------------       ----------------         ------------
Profit after income taxes                                        1,448,427                600,587            1,651,790
Minority interests                                                  46,822                  6,905               63,713
                                                              ------------       ----------------         ------------
Profit for the year/period                                       1,401,605                593,682            1,588,077
                                                              ============       ================         ============
Profit distribution to owner                                           N/A                    N/A                4,722
Dividend                                        7                  472,496                178,498              178,498
                                                              ============       ================         ============
Basic earnings per share                        8                  RMB0.13                RMB0.07                  N/A
Pro forma earnings per share                    8                      N/A                    N/A              RMB0.19
                                                              ============       ================         ============

SUMMARY NOTES

1.  Reorganization and basis of preparation

    (a)  Reorganization

         The Company was incorporated in the PRC on September 10, 2001 as a joint stock company with limited liability as a result of a group reorganization of Aluminum Corporation of China [LANGUAGE SYMBOLS OMITTED] ("Chinalco" or the "holding company") effective as of July 1, 2001 (the "Reorganization") in preparation for a listing of the Company's H shares and ADSs on the Main Board of The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, Inc., respectively.

         Pursuant to the Reorganization, shares were issued by the Company to the promoters in exchange for the transfer of various assets, liabilities and interests related to the alumina and primary aluminum businesses including (i) the mining and refining of bauxite into alumina, (ii) the smelting of alumina into primary aluminum, (iii) the research institute, and (iv) the marketing, distribution, and sale of alumina and primary aluminum (collectively the "Core Units") to the Company, with the exception of one bauxite mine, two limestone quarries and one carbon plant (collectively the "Excluded Businesses") and certain bank balances (the "Excluded Cash") which were retained by Chinalco. Included in the assets transferred as referred to above are assets jointly owned with Guizhou Provincial Materials Development and Investment Corporation [LANGUAGE SYMBOLS OMITTED] ("Guizhou Development") for the production of primary aluminum. Ownership of those jointly owned assets was based on the amount of capital contributed and the Group had control over the operations of the jointly owned assets.

         Hereinafter, the "Group" refers to the Company together with its subsidiaries or, where the context so requires, in respect of the period before the Reorganization, such subsidiaries, the Excluded Businesses and the Excluded Cash as if they were either the Company's subsidiaries or part of the Company at that time.

    (b)  Basis of preparation

         The consolidated financial statements and the pro forma financial information, as referred in (ii) below, have been prepared under the historical cost convention as modified by the valuation of short-term investments.

         (i)  Consolidation

              The consolidated financial statements are accounted for using the acquisition accounting method and included the results of the Company and its subsidiaries made up to December 31.

              The net result for the period from July 1, 2001 to September 9, 2001 of the businesses transferred to the Company has been accounted for by the Company because, as part of the Reorganization, the assets and liabilities related to the businesses that were transferred by Chinalco to the Company were separately managed with effect from July 1, 2001. Such net result has been presented as a separate line on the consolidated profit and loss account for the period from September 10, 2001 to December 31, 2001.

         (ii) Combined financial information

              The pro forma financial information, which is presented here for comparison purposes only, comprises the pro forma combined profit and loss account, pro forma combined cash flow statement and pro forma combined statement of changes in equity together with the notes thereto of the Group for the year ended December 31, 2001 on the basis as set out below.

              The pro forma combined profit and loss account including the notes thereto for the year ended December 31, 2001 includes the combined results of the Group for the six months ended June 30, 2001, prepared on a combined basis as if the operations and business of and the assets and liabilities related to the Core Units and both the Excluded Businesses and the Excluded Cash were transferred to the Group from Chinalco on January 1, 2001, and the consolidated results of the Group for the six months ended December 31, 2001, prepared on a basis taking into account of the effect of the Reorganization.

              The pro forma combined cash flow statement and the pro forma combined statement of changes in equity including the notes thereto for the year ended December 31, 2001 are prepared based on the pro forma combined balance sheet as of December 31, 2000 and consolidated balance sheet as of December 31, 2001.

              In the opinion of the directors, the inclusion of the pro forma financial information as comparative figures gives a more meaningful view of the results of the Group as a whole.

2.  Principal accounting policies

    The principal accounting policies adopted in the preparation of the consolidated financial statements and the pro forma financial information conform with accounting principles generally accepted in Hong Kong.

    The following Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants ("HKSA") became effective for accounting periods commencing on or after January 1, 2002:

    SSAP1 (revised)              : Presentation of financial statements
    SSAP11 (revised)             : Foreign currency translation
    SSAP15 (revised)             : Cash flow statements
    SSAP33                       : Discontinuing operations
    SSAP34 (revised)             : Employees benefits

    The adoption of the above SSAPs has no material effect on the Group's prior year financial statements.

3.  Turnover and segment information

    The Group is principally engaged in the production and sales of alumina and primary aluminum. Turnover represents revenue from sales of goods net of value-added tax.

    The Group is organized in the PRC into two main business segments:

    o Alumina segment -- mining and processing of bauxite into alumina and the associated distribution activities.

    o Primary aluminum segment -- production of primary aluminum and the associated distribution activities.

    Activities of the headquarters and other operations of the Group, comprising the conduction of research and development related to alumina business and minor production and distribution of alumina hydrate, are grouped under corporate and other services segments.

    For the period to June 30, 2001, sales between segments in the same plant were made at cost whereas sales between plants were made at prices approximate to market prices. Effective from July 1, 2001, all inter-segment and inter-plant sales are made at prices approximate to market prices.

    (a)  Primary reporting format- business segments

                                                                      Consolidated
                                                                       period from
                                                                     September 10,               Pro forma
                                              Consolidated           2001 (date of                combined
                                                year ended          incorporation)              year ended
                                              December 31,         to December 31,            December 31,
                                                      2002                    2001                    2001
                                                   RMB'000                 RMB'000                 RMB'000
Segment results
Turnover
  Alumina
    External sales                               7,458,951               2,298,400               7,056,682
    Inter-segment sales                          2,320,642                 606,866               2,124,637
                                              ------------         ---------------            ------------
                                                 9,779,593               2,905,266               9,181,319
  Primary aluminum
    External sales                               9,268,120               2,797,859               8,888,064
  Corporate and other services
    External sales (i)                              65,695                  16,561                  43,167
  Inter-segment elimination                     (2,320,642)               (606,866)             (2,124,637)
                                              ------------         ---------------            ------------
Total turnover                                  16,792,766               5,112,820              15,987,913
                                              ------------         ---------------            ------------
Segment operating profit (loss)
  Alumina                                        1,379,622                 696,718               2,121,424
  Primary aluminum                               1,143,658                 616,024               1,217,439
  Corporate and other services                     (57,933)                (25,733)                (25,680)
  Unallocated                                     (311,729)               (331,140)               (330,649)
  Inter-segment elimination                        (30,930)                 (1,015)                (24,389)
                                              ------------         ---------------            ------------
Total operating profit                           2,122,688                 954,854               2,958,145
Finance costs                                      490,614                 170,684                 549,410
                                              ------------         ---------------            ------------
Operating profit after finance costs             1,632,074                 784,170               2,408,735
Share of loss of a jointly
  controlled entity                                    254                   1,183                     125
                                              ------------         ---------------            ------------
Profit before income taxes                       1,631,820                 782,987               2,408,610
Income taxes                                       183,393                 182,400                 756,820
                                              ------------         ---------------            ------------
Profit after income taxes                        1,448,427                 600,587               1,651,790
Minority interests                                  46,822                   6,905                  63,713
                                              ------------         ---------------            ------------
Profit for the year/period                       1,401,605                 593,682               1,588,077
                                              ============         ===============            ============

    (b)  Secondary reporting format - geographical segments

         All assets and operations of the Group are located in the PRC, which is considered as one geographical location in an economic environment with similar risks and returns.

4.  Operating profit

    Operating profit is stated after crediting and charging of the following:

                                                                   Consolidated
                                                                    period from
                                                                  September 10,               Pro forma
                                           Consolidated           2001 (date of                combined
                                             year ended          incorporation)              year ended
                                           December 31,         to December 31,            December 31,
                                                   2002                    2001                    2001
                                                RMB'000                 RMB'000                 RMB'000
Crediting
   Interest income                               42,069                  12,646                  42,767
                                           ============         ===============             ===========
Charging
   Depreciation                               1,981,537                 580,737               1,797,225
   Amortization of goodwill                      24,648                   7,568                  12,324
   Amortization of mining rights                 19,471                   3,170                   4,755
   Loss on disposal of fixed assets               7,270                  13,617                  34,922
   Impairment loss on fixed assets                   --                  17,019                  18,552
   Operating lease rentals in respect
      of land and buildings                     116,428                  43,635                  71,559
                                           ============         ===============             ===========

5.  Taxation

    (a) The amount of taxation charged to the profit and loss account represents:

                                                                            Consolidated
                                                                             period from
                                                                           September 10,               Pro forma
                                                    Consolidated           2001 (date of                combined
                                                      year ended          incorporation)              year ended
                                                    December 31,         to December 31,            December 31,
                                                            2002                    2001                    2001
                                                         RMB'000                 RMB'000                 RMB'000
Current taxation:
   PRC income tax                                        343,980                 215,200                 799,409
   Over provision in prior period (Note (b)(i))         (171,568)                     --                      --
Deferred tax                                              10,981                 (32,800)                (43,715)
                                                    ------------         ---------------             -----------
                                                         183,393                 182,400                 755,694
Share of income tax attributable
   to a jointly controlled entity                             --                      --                   1,126
                                                    ------------         ---------------             -----------
                                                         183,393                 182,400                 756,820
                                                    ============         ===============             ===========

    (b) The current PRC income taxes of the Company, its subsidiaries and the jointly controlled entity have been provided at the basic tax rate of 33% on the assessable profits for the respective periods, except for those related to the following operations in the Group:

         (i) Pursuant to "Guo Ban Fa 2001 No.73" dated September 29, 2001 issued by the State Council of the PRC and approved by the respective local tax authorities in late 2002, three branches of the Company located in the western region of China (namely Guangxi branch, Qinghai branch and Guizhou branch), were granted a tax concession to pay PRC income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified operations in specified regions with retroactive effect from January 1, 2001 for a ten-year period to December 31, 2010 as long as the three branches continue to engage in qualified operations in their respective regions. Accordingly, over provisions of taxation payable in relation to the three branches for year 2001 were written back during the current year.

         (ii) A subsidiary in Shandong is taxed at a preferential rate of 15% since January 1, 2000 as it is classified as a "high-tech" enterprise in its province for tax purposes.

6.  Transfer to reserves

    Transfer to reserves of the Group from the consolidated profit and loss account for the year ended December 31, 2002 are as follows:

                                                                        RMB'000
    Statutory surplus reserve                                           147,840
    Statutory public welfare fund                                       142,633

7.  Dividend

    The proposed final dividend for the year ended December 31, 2002 was declared at the meeting of the Board of Directors which was held on April 14, 2003. This proposed dividend is not reflected as a dividend payable in the financial statements, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2003.

8.  Earnings per share

    The calculation of basic earnings per share is based on the Group's profit for the year ended December 31, 2002 of RMB1,401,605,000 (Period from September 10, 2001 to December 31, 2001: RMB593,682,000) and the weighted average number of 10,495,862,841 shares (Period from September 10, 2001 to December 31, 2001: 8,244,294,525 shares) in issue during the year.

    The calculation of pro forma earnings per share for the year ended December 31, 2001 is based on the Group's pro forma combined profit of RMB1,588,077,000 and the pro forma weighted average number of 8,122,481,912 shares in issue during the period since the legal formation of the Company.

    As there are no dilutive securities, there is no difference between basic and diluted earnings per share.

SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND U.S. GAAP

The pro forma combined and consolidated financial statements for the years ended December 31, 2001 and 2002, respectively, have been prepared in accordance with accounting policies which conform with HK GAAP which may differ in various material respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in these financial statements, as well as additional disclosures required by U.S. GAAP.

Effect on net income of significant differences between HK GAAP and U.S. GAAP is as follows:

                                                                          Year ended December 31,

                                                        Pro forma
                                                         combined                Consolidated            Consolidated
                                                             2001                        2002                    2002
                                                          RMB'000                     RMB'000                 US$'000
Net income under HK GAAP                                1,588,077                   1,401,605                 169,275
  U.S. GAAP adjustments:
  Capitalization of finance costs                          94,949                      42,790                   5,168
  Depreciation of capitalized finance costs               (25,517)                     (3,293)                   (398)
  Depreciation of revalued fixed assets                   134,300                     268,600                  32,440
  Amortization of goodwill                                     --                      24,648                   2,977
  Amortization of mining rights                             4,755                       9,307                   1,124
  Income tax effect of U.S. GAAP adjustments              (68,801)                    (63,780)                 (7,703)
                                                        ---------                ------------            ------------
Net income under U.S. GAAP                              1,727,763                   1,679,877                 202,883
                                                        =========                ============            ============
Income under U.S. GAAP before extraordinary
  gain on settlement of loan and interest
  payables                                              1,624,585                   1,679,877                 202,883
Extraordinary gain on settlement of loan
  and interest payables                                   103,178                          --                      --
                                                        ---------                ------------            ------------
Net income under U.S. GAAP                              1,727,763                   1,679,877                 202,883
                                                        =========                ============            ============
Basic and diluted net income per share
  under U.S. GAAP                                         RMB0.22                     RMB0.16                 US$0.02
                                                        =========                ============            ============

Effect on owner's equity of significant differences between HK GAAP and U.S. GAAP is as follows:

                                                                              As of December 31,
                                                    Consolidated                 Consolidated           Consolidated
                                                            2001                         2002                   2002
                                                         RMB'000                      RMB'000                US$'000
Owner's equity under HK GAAP                          14,096,085                   15,523,947              1,874,873
  U.S. GAAP adjustments:
    Capitalization of finance costs                      362,320                      405,110                 48,926
    Depreciation on capitalized
      finance costs                                      (76,736)                     (80,029)                (9,665)
  Revaluation of fixed assets                         (3,652,990)                  (3,384,390)              (408,743)
  Amortization of goodwill                                    --                       24,648                  2,977
  Revaluation of mining rights                          (280,342)                    (271,035)               (32,734)
  Income tax effect of U.S. GAAP adjustments            (140,131)                    (203,911)               (24,627)
                                                      ----------                   ----------              ---------
Owner's equity under U.S. GAAP                        10,308,206                   12,014,340              1,451,007
                                                      ==========                   ==========              =========

In preparing the summary of differences between HK GAAP and U.S. GAAP, the directors are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenue and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of tangible assets and income taxes. Actual results could differ from those estimates.

FINAL DIVIDEND

The Company's Board of Directors has proposed to declare a final dividend of RMB0.045 per share totaling RMB472,496,000 for 2002. The proposal to declare and pay this final dividend is to be submitted to shareholders at the annual general meeting to be held on June 12, 2003 for approval.

BUSINESS REVIEW

PRODUCT MARKET REVIEWS

Primary aluminum

The global economy began to recover in early 2002, but the market picked up at a moderate rate due to a lack of confidence in the fundamental conditions of the macro-economic environment and the economic recovery at the beginning of the year had not led to a substantial growth in the global aluminum consumption. However, the global primary aluminum production capacity continued to rise in 2002. As a result, there was an excessive growth in the inventory of primary aluminum on London Metals Exchange (the "LME") that caused prices of primary aluminum to remain low. In 2002, the LME spot prices of primary aluminum fluctuated within a narrow range between US$1,280 and US$1,450 per tonne. The average three-month primary aluminum futures price was US$1,365 per tonne, representing a drop of approximately 6.1% compared with the previous year.

The market spot prices of primary aluminum in the PRC fluctuated substantially in 2002. Primary aluminum prices on the Shanghai Futures Exchange in the PRC were once lower than those on the LME in early 2002, with the inventory level of primary aluminum also on the increase. However, there existed an increasingly tight domestic primary aluminum spot market after August 2002 due to a growth of primary aluminum consumption in the PRC and the launch of the State's policy relating to the regulation of imported alumina. At the same time, transportation of primary aluminum products to be imported into the PRC was affected by the workers' strike in the ports of the west coast of the United States so that the supply of imported primary aluminum tightened and prices began to increase. In December 2002, the average prices of primary aluminum on the Shanghai Futures Exchange rose to RMB14,910 per tonne, representing an increase of approximately RMB1,407 or US$170 per tonne as compared to that of the LME over the same period in 2001. The average three-month primary aluminum futures price was RMB13,514 per tonne on the Shanghai Futures Exchange in 2002, representing a drop of 5.7% from the previous year.

In 2002, the increase in aluminum consumption in the PRC remained above 10% a year as a result of the rapid growth in the PRC's national economy. The domestic primary aluminum consumption was approximately 4,110,000 tonnes in 2002, representing an increase of 14.2% over the previous year. The PRC's primary aluminum consumption was mainly in the construction, electric power and packaging sectors. At the same time, domestic primary aluminum production volume also saw rapid growth. Total domestic primary aluminum production volume was approximately 4,360,000 tonnes in 2002, representing an increase of 26.8% over the previous year, which surpassed the consumption growth and constricted the rebound in the prices of primary aluminum. The net export volume of domestic primary aluminum was approximately 322,000 tonnes in 2002.

Alumina

In 2002, the market prices of international and domestic alumina remained low in the business cycle of the industry. The annual average spot price of alumina in the international market was US$146 per tonne, representing a drop of 0.7% from the previous year. The annual average spot selling price of domestic alumina was RMB1,930 per tonne, representing a drop of 12.9% from the previous year. There was a stable rise in the global alumina prices in the first half of 2002 but the prices began to fall in the second half due to sufficient supply, and remained at a low level in October. The prices of domestic alumina fell to the lowest level of RMB1,830 per tonne. Towards the year end, alumina prices in the international market stopped falling and began to rebound rapidly as a result of a number of factors such as the substantial rise in demand for alumina in the PRC and various problems with certain alumina production in Australia and areas around the Caribbean Sea. At the end of the year, the selling price of alumina in Australia set a new high of US$180 per tonne for the year and the selling prices of domestic alumina reached as high as RMB2,000 per tonne. In addition, as a result of the resumption of primary aluminum production in a number of western countries and the rapid growth of the PRC's primary aluminum production in 2002, the global demand for alumina increased accordingly, contributing to the rise in alumina prices.

In 2002, the total domestic alumina output was approximately 5,410,000 tonnes, representing an increase of 15% over the previous year, making the PRC the second largest alumina producing country in the world. In 2002, the annual domestic consumption was approximately 9,100,000 tonnes, representing an increase of 26% over the previous year. Strong domestic demand for alumina resulted in a substantial rise in the import of alumina into the PRC. The volume of import reached 4,570,000 tonnes in 2002, representing an increase of 36% over the previous year.

REVIEW OF OPERATIONS AND PERFORMANCE

The PRC's national economy maintained a fast rate of growth in 2002. Gross domestic production grew by 8% annually. The rapid growth of the national economy led to a rapid development of the PRC's aluminum industry. As the largest primary aluminum producer in the PRC, the Group experienced a lot of opportunities and challenges. Confronted with intensifying market competition and pressure, the Group focused on corporate and management restructuring while ensuring stable production and operations as well as development, and achieved all of the Group's expected targets.

o Focused on scientific research and technological reform to improve product quality: The Group focused on internal sharing of technology, technological upgrading and improvement of operation practices to further improve its various technological and economical benchmarks and to increase capacity and efficiency of its equipment. With respect to product quality, further improvement in the physical benchmarks of alumina was made through scientific and technological reforms and improvement in the Group's operating standards. In 2002, the Group produced 5,410,000 tonnes of alumina products, representing an increase of 15.1% over the previous year. It produced 750,000 tonnes of primary aluminum products, representing an increase of 5.6% over the previous year.

o Strengthened management, adherence to the market and adjustment of sales strategies on a timely basis: The Group established a series of marketing management systems on the basis of a unified sales management structure. Progress has been achieved during the integration process of management procedures. The Group also adjusted its marketing strategies on a timely basis in response to the market conditions by targeting sales of alumina products at different categories of users, shortening transportation distances to enhance sales competitiveness. Prices of primary aluminum products were subject to a unified quotation system, which provided a unified basis for reference of selling prices by other PRC domestic aluminum smelters, while making the Group a leader in the PRC's domestic aluminum sales market. In 2002, the Group was approved by the State to engage in futures hedging business outside China. The Group recorded 4,230,000 tonnes of alumina products for external sales and a sales volume of 760,000 tonnes of primary aluminum products and the production to sales ratio reached 103.8% and 101.3% respectively.

o Adjusted development strategies and enhanced competitiveness: The Group has adjusted its development strategies on a timely basis in response to the changes in the supply and demand of the domestic aluminum market.

Alumina

Capitalizing on the market opportunities occasioned by rapid growth of domestic primary aluminium production and consumption, and leveraging the Group's unique competitive advantages in terms of resources, technology and extensive market access, the Group has made alumina its development priority and has increased and expedited its investment in alumina:

o Progress in the construction of the Pingguo Alumina Phase II Project is expected to be six months ahead of schedule.

o Zhongzhou Kilns No. 5 and 6 came into operation ahead of schedule, and the 300,000 tonnes "One-dressing" Bayer project is expected to commence ahead of schedule.

o The construction of the Shanxi 800,000 tonnes alumina Phase III project is expected to commence ahead of schedule.

o A new bauxite deposit was discovered in the western part of Guangxi Province. A cooperation agreement for a joint venture was signed and a feasibility study has been underway. If it is feasible, a joint venture for an alumina plant with an annual output of 800,000 tonnes is proposed to be established.

Primary Aluminum

In line with the changes in the market, the Group adjusted its primary aluminum development strategy properly by expanding the primary aluminum production capacity on a selective basis using a variety of methods as well as by lowering costs so as to consolidate the Group's leading position in the PRC's aluminum industry.

o The Company signed a joint venture contract with Shanxi Zhangze Power Co., Ltd. for the establishment of an aluminum-power joint venture company.

o A smelter with an annual output of 500,000 tonnes, the Phase I construction scale of which has an output of 250,000 tonnes, was proposed to be established in Yichang City of Hubei Province, and a letter of intent for a preferential direct power supply was signed with Three Gorges Power.

o A letter of intent has been signed in Henan Province for the acquisition of production facilities with an annual output of 190,000 tonnes of primary aluminum.

In 2002, the Group had total capital expenditures of approximately RMB4 billion which was primarly used to expand alumina production capacity by 580,000 tonnes and primary aluminum production capacity by 42,000 tonnes.

o Strengthened budget management and further reduced costs and expenses: The Group has adopted a system that combines budget management and accountability appraisal. By centralizing procurement and verification of procurement quantity and prices, inventories declined by RMB560 million in the second half of the year. A special task force was formed to deal with overdue accounts receivable, and as a result, long outstanding accounts receivable amounting to RMB97.05 million were recovered during the year, meanwhile, the accounts receivable decreased by RMB490 million in the second half of the year. The Company entered into a strategic cooperation with the Construction Bank of China, Industrial and Commercial Bank of China and Everbright Bank of China so that the Company was granted a comprehensive credit line of RMB18 billion, which further ensured a supply of sufficient and low interests funds to the Group and reduced finance costs by approximately RMB58.8 million. In 2002, the Group achieved the expected progress in its cost reduction plan. The manufacturing cost of alumina in terms of cash paid declined by 5.8% as compared to 2001, while the manufacturing cost of primary aluminum in terms of cash paid declined by 3.0% as compared to 2001.

o Benefited from government policies: The implementation of the development strategy for the western region of China and the preferential policies of the State served as factors in support of the development of the Company. As a result, the income tax rate applicable to the Company's Guizhou Branch, Qinghai Branch and Guangxi Branch decreased from 33% to 15% for a period from 2001 to 2010.

                             [CHALCO LOGO OMITTED]
                     Aluminum Corporation of China Limited
                           [LANGUAGE SYMBOLS OMITTED]
               (A joint stock limited company incorporated in the
               People's Republic of China with limited liability)

                      ANNOUNCEMENT OF 2002 ANNUAL RESULTS


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Group's financial statements together with the accompanying notes, included elsewhere in the 2002 annual report of the Company.

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

Revenues

The Group's total revenues amounted to RMB 17,315.6 million for the year ended December 31, 2002, representing an increase of RMB 706.1 million, up 4.3%, from the previous year's RMB 16,609.5 million. Total revenues include turnover and other revenues. Turnover accounted for 96.3% and 97.0% of the Group's total revenues for the years ended December 31, 2001 and 2002, respectively. The Group's turnover increased by 5.0% from RMB 15,987.9 million for the year ended December 31, 2001 to RMB 16,792.8 million for the year ended December 31, 2002, representing an increase of RMB 804.9 million. The increase was primarily due to the increase in the Group's sales volume. The Group's external sales volume of alumina increased by 16.6% from 3,207,800 tonnes for the year ended December 31, 2001 to 3,740,500 tonnes for the year ended December 31, 2002. The Group's external sales volume of primary aluminum increased by 8.4% from 699,800 tonnes for the year ended December 31, 2001 to 758,600 tonnes for the year ended December 31, 2002. However, the above increase in sales volume was offset by the decrease in price. The average external sales price per tonne for the Group's alumina decreased by 12.9% from RMB 1,896.0 for the year ended December 31, 2001 to RMB 1,649.7 for the year ended December 31, 2002. The average external sales price per tonne for the Group's primary aluminum decreased by 3.2% from RMB 11,885.7 per tonne for the year ended December 31, 2001 to RMB 11,500.2 per tonne for the year ended December 31, 2002. This price decrease was primarily a result of the decrease in international alumina and primary aluminum spot prices as of December 31, 2002 as compared with December 31, 2001. The percentage of decrease was largely the same for the Group's average sales price versus the international spot price.

Cost of Goods Sold

The Group's cost of goods sold increased by 14.7% from RMB 11,646.3 million in 2001 to RMB 13,358.4 million in 2002. Although the unit costs of primary aluminum and alumina decreased, the cost of goods sold for primary aluminum and alumina still increased by 5.6% and 23.6% respectively as a result of the increase in sales volume of primary aluminum and alumina.

Selling and Distribution Expenses

The Group's selling and distribution expenses consist of freight and transportation, packaging and advertising for the Group's products and other related expenses. The Group's selling and distribution expenses increased by 49.7% from RMB 335.2 million in 2001 to RMB 501.8 million in 2002. The Group took measures to integrate its sales networks to enhance their efficiency in 2002. However, the market conditions for sales of alumina in the first ten months were not very satisfactory. To promote sales, the Group paid transportation, packaging and loading expenses on behalf of its customers. As a result, selling expenses increased by RMB126.8 million.

General and Administrative Expenses

The Group's general and administrative expenses include management and staff salaries and welfare expenses, office equipment maintenance and repairs, provision for doubtful accounts receivable, government levies and surcharges and other miscellaneous expenses. General and administrative expenses decreased by 32.5% from RMB 1,074.4 million in 2001 to RMB 725.0 million in 2002. The decrease was mainly due to the recovery of the accounts receivable in 2002 for the years prior to 1999 and such amount recovered was set off against a portion of the provision for doubtful accounts receivable. As a result, administrative expenses decreased by RMB 151.3 million. The centralization of management in 2002 reduced a number of administrative expenses, including the remunerations payable to executive staff which decreased by RMB35.63 million

Research and Development Expenses

The Group's research and development expenses relate to activities associated with developing new technologies to improve production efficiency at the Group's plants. The Group's research and development expenses decreased by 8.4% from RMB
144.0 million in 2001 to RMB 131.9 million in 2002. The decrease was primarily due to the centralisation of project management and controls imposed by the Group's headquarters to avoid redundant projects.

Other Income / Expenses

Other income/expenses include various exceptional or non-recurring items such as government tax subsidies, waiver of interest by state-owned banks, net exchange loss or gain. The Group's other income net of other expenses decreased from a net income of RMB 136.3 million in 2001 to a net expense of RMB16.09 million in 2002. The Group recorded a gain in 2001 of RMB 103.0 million relating to a settlement reached with State Development Bank for settlement of outstanding interest payable by the Company. The Group experienced an exchange loss of RMB28.28 million in 2002 and an exchange gain of RMB9.91 million in 2001 due to the fluctuation in exchange rates from its foreign currency short-term deposits and foreign currency bank loans.

Operating Profit

The Group's operating profit decreased by 28.2% from RMB 2,958.1 million in 2001 to RMB 2,122.7 million in 2002. The Group's operating profit as a percentage of turnover decreased from 18.5% in 2001 to 13.0% in 2002.

Finance Costs

The Group's finance costs decreased by RMB 58.8 million, or 10.7%, from RMB
549.4 million in 2001 to RMB 490.6 million in 2002. The decrease was mainly attributable to the centralization of the cash management function from the plant level to the Company's headquarters which reduced the level of idle funds and emphasized the effective use of funds across the Group. In addition, the Group expedited the collection of accounts receivable and reduced its inventory levels so that the level of funds employed was reduced. The Group co-ordinated closely with banks for funding in order to reduce the interest rates of short-term loans.

Income Taxes

The Group's income tax expense decreased from RMB 756.8 million in 2001 to RMB
183.4 million in 2002. The decrease was mainly because the three plants of the Group situated in Guizhou Province, Pingguo and Qinghai Province in the western region of the PRC were entitled to preferential treatment in connection with the national policy to develop the western region, so that the income tax rate was reduced from 33% to 15% for a period from 2001 to 2010. Meanwhile, the decrease in taxable profit for 2002 also led to a decrease in income tax expense.

During 2002, the Group's effective tax rate was 11.2%, which was lower than the statutory tax rate of 33.0%. This was mainly due to a combination of factors including certain income that was not subject to income tax, the preferential income tax treatments enjoyed by the three plants in the western region and a subsidiary of the Company at a reduced income tax rate of 15% and an 18% income tax refund in respect of the income tax paid by the three plants at the rate of 33% in 2001.

Minority Interests

Minority interests decreased from RMB 63.713 million in 2001 to RMB 46.822 million in 2002 primarily as a result of the decrease in the profit of the Company's subsidiary, Shandong Aluminium Co. Ltd., which had minority shareholders.

Net Profit for the Year

As a result of the foregoing, the Group's net profit for the year decreased by 11.7% from RMB 1,588 million in 2001 to RMB 1,402 million in 2002.

Liquidity and Capital Resources

The Group's primary sources of funding are cash provided by operating activities, short-term and long-term borrowings. The Group's primary uses of funds have been production-related working capital, repayment of short-term and long-term borrowings and capital expenditures.

The Group has historically taken advantage of the significantly lower interest rates on short-term debt to reduce financing costs on the Group's capital expenditures. Interest rates on short-term debt in the PRC have generally been approximately 1% to 2% per annum lower than those on long-term debt. As a result, the Group has incurred a substantial amount of revolving short-term borrowings. The Group's current liabilities as of December 31, 2002 exceeded the Group's current assets by RMB 2,450.9 million. As of December 31, 2002, the Group's short-term debt amounted to RMB 5,103.3 million (including the current portion of long-term debt, which was RMB1,054.0 million and comprised 50.77% of the Group's total debt.

In addition, most of the government funding for the Group's capital expenditure projects has been in the form of loans from state-owned banks and commercial banks. As of December 31, 2001 and 2002, the Group had RMB 5,391.9 million and RMB 4,949.3 million, respectively, of total outstanding obligations under these loans.

The Group's leverage ratio, or the Group's total debt divided by the aggregate of the Group's total debt plus owners' equity, has significantly decreased from 43.54% as of December 31, 2001 to 39.30% as of December 31, 2002. This was primarily the result of retained earnings and the proceeds from the exercise of the Overallotment Option from the Company's Global Offering.

In addition to internally generated funds as well as the remainder of the proceeds from the Global Offering, the Group may continue to rely on bank borrowings to finance its capital expenditure plans.

In view of the Group's credit and the availability of funds in the PRC, the Group currently does not foresee significant difficulties in obtaining bank borrowings. The Company plans to finance its capital expenditure projects and related expenditures principally through cash provided by operating activities, short-term and long-term debts and the remainder of the net proceeds from the Global Offering. The Group has also established standby credit facilities with domestic banks for an aggregate of RMB 18,043 million to finance any capital shortfall related to its alumina and primary aluminum projects and relevant working capital purposes. The Group believes that the Group's working capital is sufficient to meet its present needs.

CASH AND CASH EQUIVALENTS

Included in the cash and cash equivalents of the Group as of December 31, 2002 were amounts denominated in foreign currencies of RMB674.6 million, comprising US$73,743,000 and HK$58,553,000.

Net Cash Flow from Operating Activities

Net cash provided by operations decreased by 12.3% from RMB 4,678.1 million for the year ended December 31, 2001 to RMB 4,101.1 million for the year ended December 31, 2002. The decrease was primarily the result of decreases in sales prices for alumina and primary aluminum, which were partially offset by the increase in sales volume of alumina and primary aluminum in 2002. Of the net cash provided by operations during the year ended December 31, 2002, RMB 862.4 million was used for interest payment (net of interest received), RMB 323.3 million was used to pay PRC income tax, and RMB 218 million was used for profit distribution to shareholders.

The Group has begun to implement a centralised cash management system. The Group expects that this system will help:

o   centralise and simplify internal clearing and settlement procedures;

o   utilise excess bank deposits to reduce bank borrowings;

o   reduce accounts receivable; and

o   improve the overall efficiency of the Group's internal funds management.

Cash Flows from Investing Activities

During the years ended December 31, 2001 and 2002, 100.0% of the cash from investing activities was used for capital expenditures. The Group's cash outlays for capital expenditure projects amounted to RMB 2,944.5 million and RMB 3,894.2 million for the years ended December 31, 2001 and 2002, respectively. In 2002, the Group's capital expenditure program was the major contributor to the Group's increase of 580,000 tonnes alumina production capacity and 42,000 tonnes increase in primary aluminum production capacity.

Cash Flows from Financing Activities

Cash out flows from financing activities amounted to RMB 650.5 million in 2002 including a decrease of RMB956.9 million in net loan borrowing and decrease in bank deposits pledged of RMB 101.0 million.

Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi. As at December 31, 2002, the Company still had a loan of 19.99 million Euro dollars and 10.62 million Danish Krone and bank loans of US$73.74 million and HK$58.55 million. The discussion on gain/loss recognized during the period in respect of exchange rate fluctuations has been covered in "Other Income/Expenses" in this section.

To avoid taking foreign exchange rate risk, the Company repaid a loan of 18.64 million in Euro dollars and 1.09 million Danish Krone in February 2003.

The Renminbi is not a freely convertible currency. The fluctations in Renminbi exchange rates will affect our ability to perform our foreign exchange denominated obligations. Such fluctuations will also affect the Group's ability to pay dividends in Hong Kong Dollars or to pay dividends in respect of American depositary receipts in United States Dollars. The Company believes that it is able to obtain sufficient foreign exchange for the performance of such obligations.

OUTLOOK AND PROSPECTS

PRC is the world's second largest and the fastest growing market for alumina and primary aluminum. The sustained, rapid and stable development of the PRC's economy will fuel the further growth of the PRC's aluminum industry. In particular, the implementation of strategies for the development of the western region of China and the 2008 Olympics Games will significantly stimulate the consumption of aluminum. With the increasing supply and demand in the PRC's aluminum market, the Group will experience more opportunities as well as greater pressure from intensified market competition.

The Group has been focusing on the development of its core business and making ongoing efforts to achieve the best operating performance and practices. The Group has set the year 2003 as the "Year of Development" in which the Group will improve its performance and carry out its continuous, rapid and well planned development by capturing market opportunities, accelerating development process, continuously reducing costs and strengthening management standards. The Group has strong confidence and capability to seize opportunities presented and meet challenges. The Group's main task objectives for 2003 are:

o Accelerate the construction of investment projects and the progress in equity joint ventures on the basis of the adjusted development strategies:
    The Group will implement its development strategy in full by giving priority to the development of its alumina business, and developing primary aluminum on a selective basis. The Group will enhance the exploration and development initiatives of bauxite deposits and the rational utilization of its bauxite deposits, will further accelerate the construction of its alumina projects, and identify opportunities for the exploration of overseas bauxite deposits and alumina. The Group will also strive to implement its aluminum projects and cooperative or equity joint venture projects with power companies to take advantage of the State's restructuring policies in relation to the power industry. By focusing on low-cost acquisitions and mergers, the Group will strive to substantially expand its primary aluminum production capacity through acquisitions and mergers.

o Improve management by means of an information system: The Group will fully utilize the information technology in the restructuring and enhancement of the conventional aluminum industry. Built upon the Group's centralized management framework, the Group will achieve a completely unified operation in terms of a smooth and effective operation in business processes such as the flow of commodities, cash and information.

o Improve the Group's scientific and technological development strategies and facilitate scientific and technological research: The Group will formulate medium and long-term scientific and technological development plans to achieve advanced technology. The Group will further improve product quality, upgrade production techniques, reduce materials consumption, adjust product mix, and accelerate the commercialization of the achievements of its research and development.

o Strengthen budget management and further reduce costs: By introducing market sensitive factors, the Group will improve its budget control, security and appraisal systems. Based on a three-year cost reduction program, the Group will further reduce materials consumption, energy consumption and procurement expenses, and control its expenditures to increase the Group's profit.

USE OF PROCEEDS

The net proceeds from the Global Offering amounted to approximately RMB3,303 million, including the net proceeds from the exercise of the Over-allotment Option of approximately RMB205 million, which was exercised in January 2002. As of December 31, 2002, approximately RMB689 million was used to settle the current portion of the long-term liabilities and RMB1,140 million was used for capital expenditures. An amount of approximately RMB1,474 million worth of net proceeds from Global Offering remains unused and is currently deposited with banks. The proceeds from the Global Offering including the proceeds from the Over-allotment Option will continue to be used as set out in the Hong Kong prospectus of the Company dated November 30, 2001.

LITIGATION AND CONTINGENT LIABILITIES

(a) Litigation

    (i) As of December 31, 2002, the Group has no significant pending litigation.

    (ii) In July 2002, a service provider of the Company sued the Company in Hong Kong for recovery of service fee for document processing, printing and translation services provided in respect of the prospectus during the listing process of the Company. The lawsuit was subsequently settled out of court in January 2003 when an agreement was reached by both parties to settle the outstanding service fee. Adequate provision has been made for the agreed settlement amount in the financial statements.

(b) Compensation with regard to the formation of an equity joint venture

    Pursuant to a memorandum of understanding dated November 12, 2001 (the "MOU") signed between the Company and Alcoa International (Asia) Limited ("Alcoa"), the two parties have agreed to form a 50/50 equity joint venture which will own and operate the alumina and primary aluminum production facilities owned by Pingguo plant (the "Pingguo JV"). Pursuant to the Subscription Agreement pertaining to which Alcoa acquired shares in the Company, if the final joint venture agreement of the Pingguo JV is not executed within eight months of the closing of the Company's Global Offering or if all necessary relevant PRC government approvals for the Pingguo JV are not obtained within 12 months of the closing of the Company's global offering, due to the failure of a party to abide by its expressions of intent in the MOU, then that party would be obliged to pay US$7.5 million (equivalent to RMB62.1 million) to the other party as compensation.

    Although the final joint venture agreement was not executed within eight months of the closing of the Company's Global Offering, the Company continues to work actively and closely with Alcoa to conclude the joint venture agreement consistently with its expressed intentions in the MOU.

    On December 18, 2002 a joint announcement was made by the Company and Alcoa regarding the revised timetable in formalizing the Pingguo JV. According to this joint announcement, both parties are satisfied with the progress of preparations made during 2002 and expect to finalize the necessary arrangements and obtain government approvals by the second half of 2003. The Company has not made a claim against Alcoa or according to the directors they are not aware that Alcoa has asserted a claim against the Company for compensation payments.

SHARE CAPITAL STRUCTURE

The share capital structure of the Company as of December 31, 2002 was as follows:

                                        As of December 31, 2002
                                                                     Percentage
Holders of                                 Number                     of issued
Domestic Shares or H Shares             of shares                 share capital
                                    (in millions)                           (%)

Holders of Domestic Shares
Chinalco                                  4,656.3                          44.4
China Cinda                               1,610.3                          15.3
China Orient                                602.2                           5.7
China Development Bank                      554.9                           5.3
Guangxi Development                         196.8                           1.8
Guizhou Development                         129.4                           1.2

Holders of H Shares
Alcoa                                       840.2                           8.0
Other public investors                    1,909.7                          18.3

SUBSTANTIAL SHAREHOLDERS

The register of substantial shareholders maintained under section 16(1) of the Securities (Disclosure of Interests) Ordinance shows that as at December 31, 2002, the Company had been notified of the following substantial shareholders' interests, being 10% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the directors and the Chief Executive Officer.

                                                              Percentage
                                                             of in total
Name of shareholder             Number of shares          issued shares
                                     in millions                    (%)

Chinalco                                 4,656.3                   44.4
China Cinda                              1,610.3                   15.3

EMPLOYEES, PENSION PLANS AND WELFARE FUND

The Group had approximately 67,200 employees as of December 31, 2002. The remuneration package of the employees includes salary, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, child care and education, retirement and other miscellaneous items.

In accordance with applicable PRC regulations, the Group currently joins pension contribution plans organized by provincial and municipal governments, under which each of the Group's plants is required to contribute to the fund an amount equal to a specified percentage of the sum of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary varies from plant to plant, ranging from 18.0% to 22.9%, depending in part on the location of the plant and the average age of the employees. The Company also contributes to a welfare fund for its employees. The contributions of the Company to this fund are made at rates ranging from 5% to 10% of the Company's after-tax profit. The Company had not paid retirement benefits to its employees for the year ended December 31,2002.

For the year ended December 31, 2002, no stock appreciation rights were issued under the Stock Appreciation Rights Plan adopted by the Company.

DIRECTORS' AND SUPERVISORS' INTERESTS

None of the directors or supervisors or senior management or any of their spouses or children under the age of 18 had any interests in any shares or debentures of the Company or any associated corporations (within the meaning of the Securities (Disclosure of Interest) Ordinance ("SDI Ordinance")) which are required to be notified to the Company and the Stock Exchange of Hong Kong Limited pursuant to Section 28 of the SDI Ordinance (including interests which they have taken or are deemed to have taken under Section 31 of or Part 1 of the Schedule to the SDI Ordinance) or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein (for the purpose of this paragraph, the regulations mentioned above should be deemed to apply to the supervisors to the same extent as they apply to directors of the issuer) or otherwise required to be notified pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at December 31, 2002, the Group had not placed any designated deposits with any financial institution in the PRC, nor had it failed to collect any time deposits upon maturity during the period.

THE CODE OF BEST PRACTICE

During the year ended December 31, 2002, the Company was in compliance with the Code of Best Practice as set out in the Hong Kong Listing Rules.

REPURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

The Company did not redeem any of its shares during 2002. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during 2002.

AUDIT COMMITTEE

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for The Formation of An Audit Committee" published by the Hong Kong Society of Accountants.

The Audit Committee provides an important link between the Board and the Company's auditors in respect of the scope of the Group's audit. It also reviews the effectiveness of internal and external audit, internal monitoring and risk evaluation. The Committee comprises two independent non-executive Directors, namely Mr. Chiu Chi Cheong, Clifton and Mr. Wang Dianzuo, and one non-executive Director, namely, Mr Wu Weicheng.

PUBLICATION OF ANNUAL RESULTS ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

An annual report of the Company containing all the financial and relevant information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Hong Kong Listing Rules of the Hong Kong Stock Exchange will be posted on the website of the Hong Kong Stock Exchange in due course.

The financial information set out above does not constitute the Company's statutory financial statements for the years ended December 31, 2001 or 2002 but is derived from those financial statements. Statutory financial statements for the year ended December 31, 2002, which contain an unqualified auditors report, will be delivered to the Registrar of Companies, and delivered to shareholders as well as made available on the Company's website at http:// www.chalco.com.cn.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors will be included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.

                                          By order of the board
                                                Guo Shengkun
                                Chairman, President and Chief Executive Officer

April 14, 2003
Beijing, PRC

--------------------------------------------------------------------------------
                        NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Aluminum Corporation of China Limited (the "Company") will be held at 10:00 a.m. on Thursday, June 12, 2003 at Beijing Xinyuan Hotel, Beijing, People's Republic of China (the "PRC") for the following purposes:

1. to consider and approve the working report of the Board of Directors of the Company for the year ended December 31, 2002;

2. to consider and approve the working report of the Supervisory Committee of the Company for the year ended December 31, 2002;

3. to consider and approve the audited financial statements of the Company and the auditors' report for the year ended December 31, 2002;

4. to consider and approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended December 31, 2002 and to authorise the Board of Directors of the Company to distribute such dividend to shareholders;

5. to consider and determine (if appropriate) the remuneration of the Directors and Supervisors of the Company for the year ending December 31, 2003;

6. to consider and approve the appointment of PricewaterhouseCoopers, Hong Kong, Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company [LANGUAGE SYMBOLS OMITTED] as the Company's international and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the Board of Directors of the Company to determine their remuneration;

7. to consider and, if thought fit, approve the following by way of special resolution

    "THAT:

    (1) there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

         (a) such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

         (b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be alloted (whether pursuant to an option or otherwise) by the Board of Directors of the Company shall not exceed:

              (i) 20 per cent of the aggregate nominal amount of Domestic Shares of the Company in issue; and

              (ii) 20 per cent of the aggregate nominal amount of H Shares of the Company in issue, in each case as at the date of this Resolution; and

         (c) the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

         For  the purposes of this Resolution:

         "Domestic Shares" means domestic invested shares in the share capital of the Company, of par value RMB 1.00 each, which are held in Renminbi by PRC investors;

         "H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB 1.00 each, and which are subscribed for and traded in Hong Kong dollars;

         "Relevant Period" means the period from the passing of this Resolution until the earliest of:

         (1) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

         (2) the expiration of the 12-month period following the passing of this Resolution; or

         (3) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

    (2) contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the Board of Directors be authorised to:

         (a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

         (b) to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

         (c) to increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company.

8. to consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 5 per cent or more of the shares carrying the right to vote at such meeting.

                                             By order of the Board of Directors
                                                        Ding Haiyan
                                                     Company Secretary

April 14, 2003
Beijing, PRC

Notes:

(A) The H Share register of the Company will be closed from Tuesday, May 13, 2003 to Thursday, June 12, 2003 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose name appear on the Company's Register of Members at the close of business on Monday, May 12, 2003, are entitled to attend and vote at the Annual General Meeting after completing the registration procedures for attending the meeting.

    The address of Hong Kong Registrars Limited is as follows:

    Flats 1712-16
    17th Floor, Hopewell Centre
    183 Queen's Road East
    Hong Kong

(B) Holders of H Shares, who intend to attend the Annual General Meeting, must complete the reply slips for attending the Annual General Meeting and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the Annual General Meeting, i.e. no later than Thursday, May 22, 2003.

    Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

    No. 12B Fuxing Road
    Haidian District
    Beijing
    The People's Republic of China
    Postal code: 100814

    Tel: 86-10-6396 7331
         86-10-6396 1613
    Fax: 86-10-6396 3874

(C) Each holder of H Shares who has the right to attend and vote at the Annual General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Annual General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2002.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the Annual General Meeting or any adjournment thereof in order for such documents to be valid.

(F) Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Annual General Meeting. Notes (C) to (D) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the Annual General Meeting or any adjournment, thereof in order for such documents to be valid.

(G) If a proxy attends the Annual General Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Annual General Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the Board of Directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(H) The Annual General Meeting is expected to last for half a day. Shareholders attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.